SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO (Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ADOBE SYSTEMS INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share (Title of Class of Securities)

00724F-10-1 (CUSIP Number of Class of Securities of Underlying Common Stock)

Bruce R. Chizen President and Chief Executive Officer Adobe Systems Incorporated 345 Park Avenue San Jose, California 95110 (408) 536-6000 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Karen O. Cottle, Esq. Cheryl K. House, Esq. Stuart A. Fagin, Esq. 345 Park Avenue San Jose, California 95110 (408) 536-6000		Eric C. Jensen, Esq. Cooley Godward, LLP 5 Palo Alto Square Palo Alto, California 94306-2155 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
_____________________	_____________________
Not applicable	Not applicable

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

__   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing party: Not applicable.
Form or Registration No.: Not applicable	Date filed: Not applicable.

 X   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

      __   third party tender offer subject to Rule 14d-1.

       X   Issuer tender offer subject to Rule 13e-4.

      __   going-private transaction subject to Rule 13e-3.

      __   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: __

Attached are Adobe Systems Incorporated's Notice of Annual Meeting of Stockholders and Proxy Statement for its Annual Meeting of Stockholders to be held on April 9, 2003, and the related materials filed with the Securities and Exchange Commission in conjunction with the Notice of Annual Meeting of Stockholders and Proxy Statement (the "Proxy Materials"). The Proxy Materials contain a proposal submitted for the approval of Adobe's stockholders authorizing a program that will permit Adobe's eligible employees to exchange options issued under the Company's 1994 Stock Option Plan and 1999 Equity Incentive Plan generally with an exercise price greater than $40.00 per share (the "Eligible Options"), for a lesser number of options (the "New Options") to be granted at least six months and one day after the cancellation of the Eligible Options (the "Option Exchange Program"). The Option Exchange Program is open to all of Adobe's eligible employees and the employees of Adobe's participating subsidiaries. Members of Adobe's Board and Adobe's executive officers will not be eligible to participate. The New Options will have an exercise price per share equal to the closing price of Adobe's common stock as reported on the Nasdaq National Market on the date the New Options are granted. The ratio of exchanged options to New Options will vary from 1 to 1 to 2 to 1.

The Proxy Materials do not constitute an offer to holders of options to purchase Adobe common stock to exchange their options. In the event Adobe's stockholders approve the Option Exchange Program, the Option Exchange Program may be commenced at such time as determined in the discretion of Adobe's Board of Directors, which may choose not to implement the Option Exchange Program.

At the time the Option Exchange Program has commenced, Adobe will provide option holders who are eligible to participate in the exchange with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. Adobe will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. Adobe stockholders and option holders will be able to obtain these written materials and other documents filed by Adobe with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's website at www.sec.gov.

ITEM 12. EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION
________________________	________________________
99.1	Proxy Statement for 2003 Annual Stockholders Meeting
99.2	Communication to Employees from Bruce R. Chizen, President and Chief Executive Officer
99.3	Employee Frequently Asked Questions Document
99.4	Communications to Managers
99.5	Slides for use by Management in Discussions with Institutional Investors